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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------


                                GlenGate Apparel, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                            Common Stock, $.001 par value
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                     378682 10 8
    ----------------------------------------------------------------------
                                 (CUSIP Number)

    Martin Koffman, 150 East 52nd Street, 30th FL. New York, New York  10022
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  September 25, 1996
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                     SCHEDULE 13D
CUSIP No. 378682 10 8                                     Page  2  of  8  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

         The Koffman Group, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
         WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
         Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                Own 1,275,000 shares/Right to acquire
 by Each Reporting                85,000 shares
 Person With                --------------------------------------------------
                             (8) Shared Voting Power
                                   N/A
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                   Own 1,275,000 shares/Right to acquire
                                  85,000 shares
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                   N/A
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         1,360,000 shares
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         16.58%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
         CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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                                     SCHEDULE 13D
                                   relating to the
                            Common Stock, $.001 par value
                                          of
                                GlenGate Apparel, Inc.

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the beneficial ownership of the Common Stock, par value $.001 per share (the "Common Stock"), issued by GlenGate Apparel, Inc., 207 Sheffield Street, Mountainside, New Jersey 07092 (the "Company").

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed by The Koffman Group, Inc., a corporation incorporated under the laws of Delaware (the "Reporting Person"). The Reporting Person's principal business is investments. The address of its principal business and office is 150 East 52nd Street, 30th FL, New York, New York 10027. The Reporting Person has not, during the last five years, (i) been convicted in any criminal proceeding; (ii) been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction; and (iii) is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


                                  Page 3 of 8 Pages

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         The following persons are the officers and directors of the Reporting
Person:
         Martin Koffman, Director and President. Mr. M. Koffman's business address is 150 East 52nd Street, 30th Fl, New York, New York 10027. Mr. M. Koffman is employed as President of the Reporting Person. Mr. M. Koffman has not, during the last five years, (i) been convicted in any criminal proceeding;
(ii) been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction; and (iii) is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. M. Koffman is a United States citizen.

         Jeffrey Koffman, Director and Treasurer. Mr. J. Koffman's business address is 150 East 52nd Street, 30th FL, New York, New York; where Mr. J. Koffman is employed as Treasurer of the Reporting Person. Mr. J. Koffman has not, during the last five years, (i) been convicted in any criminal proceeding;
(ii) been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction; and (iii) is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. J. Koffman is a United States citizen.

                                  Page 4 of 8 Pages

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         Joseph B. Koffman, Director and Secretary.   Mr. J. B Koffman is
employed as corporate secretary of the Reporting Person and his business address is 150 East 52nd Street, 30th FL, New York, New York. Mr. J. B. Koffman has not, during the last five years, (i) been convicted in any criminal proceeding;
(ii) been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction; and (iii) is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. J. B. Koffman is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Person received 25,000 shares of the Company's Common Stock in connection with a $750,000 loan to the Company in July 1996. The purchase price of $750,000 used to purchase 750,000 shares of Common Stock on August 26, 1996 was paid by the Reporting Person by cancellation of the Note pertaining to the aforementioned loan. The reporting person also received a Warrant to purchase an additional 85,000 shares of the Company's Common Stock. The source of funds used to purchase an additional 500,000 shares of the Common Stock of the Company on September 25, 1996 was partially from the Reporting Person's working capital and partially from various investors who previously entered into Agency Agreements with the Reporting Person to purchase shares of the Company's Common Stock on their behalf.

                                  Page 5 of 8 Pages
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ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person acquired the Common Stock for its own behalf and on behalf of various investors for investment purposes. The Reporting Person, and each of its officers and directors listed in Item 2 of this statement have no present plans or intentions that would result in or relate to any of the transactions required to be described in this Item 4 of this statement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Person presently owns 1,275,000 shares of Common Stock of the Company on its own behalf and on behalf of various investors and has the right to exercise the Warrant to purchase 85,000 shares of the Common Stock of the Company. Thus, including the 85,000 shares of Common Stock which may be purchased by exercise of the Warrant at any time until September 30, 1997, the Reporting Person owns a total of 16.58% of the outstanding Common Stock.

         The officers and directors of the Reporting Person listed in Item 2 of this statement do not presently own any shares of the Common Stock of the Company.

         (b) The Reporting Person has the sole voting power and sole dispositive power of the all of the shares of Common Stock of the Company which it owns.

                                  Page 6 of 8 Pages

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         (c)  The Reporting Person received 25,000 shares of the Company's
Common Stock in connection with a $750,000 loan to the Company in July 1996.
The Reporting Person then purchased 750,000 shares of Common Stock for $1.00 per share pursuant to a Capitalization Agreement dated as of August 26, 1996 by and between the Reporting Person and the Company (the "Capitalization Agreement"). Pursuant to the Capitalization Agreement, consideration for this purchase was the cancellation of the Note pertaining to the aforementioned loan. The reporting person also received a Warrant to purchase an additional 85,000 shares of the Company's Common Stock at $1.00 per share. On September 25, 1996, pursuant to the Capitalization Agreement, the Reporting Person purchased 500,000 shares of the Common Stock of the Company for $1.00 per share on its own behalf and on behalf of various investors who previously entered into Agency Agreements with the Reporting Person to purchase shares of the Company's Common Stock on their behalf.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On August 26, 1996, the Reporting Person entered into a Capitalization Agreement with the Company regarding the purchase of shares. The Reporting Person also entered into Agency Agreements with the following individuals to purchase the number of shares of Common Stock set forth next to their name on their behalf:

                                  Page 7 of 8 Pages

         Brian Gamache                       15,000
         Andrew Hart                         50,000
         Steven Hazan                        50,000
         Issac Kier                          20,000
         Ladenburg Thalmann & Co., Inc.      90,000
         Allan Lyons                         10,000
         David Melin                         25,000
         Richard Silver                      50,000

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.



                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  THE KOFFMAN GROUP, INC.

                                  By /s/ Martin Koffman
                                     ---------------------------
                                     Martin Koffman
                                     President
Dated: November 25, 1996

                                  Page 8 of 8 Pages